

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-Mail
Mr. Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Ave., Suite 900
Dallas, TX 75201

> **Re: Red Mountain Resources, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed January 12, 2012**
> **File No. 000-54444**

Dear Mr. Barksdale:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 8-K

General

1.   Our petroleum engineer is in the process of reviewing your filing. Please be advised that he may have additional comments.

2.   We note your response to comment 1 in our letter dated July 29, 2011 and are unable to agree with your conclusions. It appears that two years of audited historical financial statements for the Madera assets were required, as the acquisition appears to have been significant. Pro forma financial statements reflecting the results of operations of the Madera assets were also required. Please amend your filing accordingly. You may refer to the guidance at Regulation S-X, Rules 8-04 and 8-05 and Rule 11 for further information.

If you are unable to obtain full historical financial statements, you may submit a formal request to include only audited statements of revenues and direct expenses. Your request should include detailed information regarding Black Rock's activities and production at the time of the Madera acquisition and similar information regarding the Madera properties, including quantities of proved reserves and production. You should discuss your plans for the Madera properties at the time of acquisition relative to the activity on the properties before you acquired them. Please also include a representation with regard to whether separate financial statements were prepared for the Madera properties, whether the acquired assets were a separate subsidiary or division of the seller, whether they represented substantially all of the properties of the seller, and the reasons you are unable to obtain full pre-acquisition financial statements. This request should be directed through the Division of Corporation Finance's Office of Chief Accountant.

3.   We note your response to our prior comment 4 in our letter to you dated December 29, 2011. Please tell us the basis for your statement that the primary responsibility for addressing any types of liability resulting from hydraulic fracturing rests with the service companies that provide hydraulic fracturing for you. For example, please tell us whether such allocation of liability is set forth in the relevant contracts with the service companies.

4.   We note your revised disclosure on page 23 that "[w]e plan to spend approximately $2,000,000 to develop properties during the remainder of our fiscal year ending May 31, 2012 [emphasis added]." However, on page 8, you state that "[w]e plan to spend approximately $7,500,000 to develop properties during the remainder of our fiscal year ended May 31, 2012 [emphasis added]." Please revise to correct this inconsistency.

Financial Statements of Black Rock Capital, Inc.

5.   We note your response to comment 12 in our letter dated December 29, 2011. Although you state in your Form 8-K Item 4.01 filed September 6, 2011, that you approved the dismissal of your prior auditor and the engagement of your new auditor on August 30, 2011, you have told us that your prior auditor did not complete its audit until a later date. At such, it appears that while the dismissal and new engagement were approved on August 30, 2011, they did not occur until after the audit was complete. Please consider your need to amend the Form 8-K Item 4.01 to reflect both the date the dismissal and engagement were approved as well as the dates they occurred subsequent to the completion of the audit. We note that such an amendment would require a revised auditor's letter to be filed as Exhibit 16.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Gallant, Esq. – Graubard Miller (via e-mail)